**C2M Securities, LLC**

**Statement of Financial Condition**

**Including Independent Registered Public Accountant's Report Thereon**

**For the Year-Ended December 31, 2023**

# C2M Securities, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

<u>CONTENTS</u>

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Owners
C2M Securities, LLC

### Report on the Audit of the Financial Statements

We have audited the statement of financial condition of C2M Securities, LLC (the “Company”), as of December 31, 2023, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of C2M Securities, LLC as of December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Victor Mokuolu, CPA PLLC

We have served as the Company’s auditor since 2023.

Houston, Texas,

**PCAOB ID: 6771**
April 1, 2024

# C2M SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2023

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 14,852 |
| Receivable from clearing broker | | 9,650 |
| Accounts receivable | | 25,875 |
| Prepaid expenses and other assets | | 21,730 |
| | | |
| TOTAL ASSETS | $ | 72,107 |

### LIABILITIES AND MEMBER'S EQUITY

**LIABILITIES**

| | | |
|---|---|---|
| Accrued expenses and other liabilities | $ | 32,510 |
| | | |
| TOTAL LIABILITIES | | 32,510 |
| MEMBER'S EQUITY | | 39,597 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 72,107 |

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

C2M Securities, LLC (the "Company") formerly known as Strategic Capital Investments, LLC, is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and is a wholly-owned subsidiary of Capital 2 Market Holdings, Inc. ("Holdings"). The Company was formerly organized in the state of Michigan pursuant to the Michigan Limited Liability Company Act as Strategic Capital Investments, LLC; it was owned in part by C2M Securities, LLC ("C2M 1") which was wholly owned by Holdings.

The Company has a contractual agreement with one clearing broker. In 2023 no transactions were conducted through the clearing broker. The clearing broker carries the accounts of the Company's customers on their books. There are no customer accounts at the clearing broker as of December 31, 2023.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement is presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as required by the SEC and FINRA.

Use of estimates in the preparation of financial statement.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a limited liability company and all taxes pass through to the member. The Company implemented ASC 740-10-65-1 for uncertain tax positions. For the year ended December 31, 2023, the Company had no uncertain tax positions.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets. The accounts receivable at December 21, 2023 was $25,875.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

## NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

## NOTE 4 – RELATED PARTY TRANSACTIONS

In 2023, Holdings paid the Company $53,239 for its share of billings on two joint projects.

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had regulatory net capital of $15,280, which was $10,280 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was .213 to 1.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and contingencies.

## NOTE 7 – SUBSEQUENT EVENT

The Company evaluated transactions occurring after the year ended December 31, 2023 through April 1, 2024 the date these financial statements were available for issuance and determined no events or transactions required disclosure.

NOTE 8 – FUTURE OPERATIONS

The Company incurred a loss for 2023 and was dependent on its Member for capital contributions for working capital and net capital. Management decided to focus resources on new technology development products that will enhance future revenue for the Company in 2024.  The Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm. Management expects the Company to be a profitable business moving forward and the accompanying financial statements has been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.